UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

GFI Group Inc.

(Name of Subject Company)

BGC Partners, L.P.

(Offeror)

BGC Partners, Inc.

(Parent of Offeror)

BGC Holdings, LLC

BGC Holdings, L.P.

BGC GP, LLC

Cantor Fitzgerald, L.P.

CF Group Management, Inc.

Howard W. Lutnick

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

361652 20 9

(CUSIP Number of Class of Securities)

BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

Attention: Stephen M. Merkel, Esq.

(212) 610-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: David K. Lam, Esq.

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$665,901,558	$77,378

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of: (1) 126,541,799 shares of common stock (“Shares”) of GFI Group Inc. (“GFI”) issued and outstanding as of July 31, 2014 as set forth in GFI’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2014 (the “Form 10-Q”), plus (2) 16,193,862 Shares subject to issuance in respect of Restricted Stock Units outstanding as of June 30, 2014, as set forth in the Form 10-Q, plus (3) 6,316 Shares subject to issuance pursuant to exercisable options as of June 30, 2014, as set forth in the Form 10-Q, plus (4) 1,171,879 Shares subject to issuance in respect of contingently issuable shares outstanding as of June 30, 2014, as set forth in the Form 10-Q, less (5) 17,075,464 Shares owned by BGC Partners, L.P.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $77,378	Filing Party: BGC Partners, Inc.
Form or Registration No.: Schedule TO (File No. 005-80318)	Date Filed: October 22, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 22, 2014 (as previously amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) by BGC Partners, Inc. (“BGC”), a Delaware corporation, and BGC Partners, L.P., a Delaware limited partnership and subsidiary of BGC (the “Purchaser”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GFI Group Inc., a Delaware corporation (“GFI”), at $5.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 22, 2014 (as subsequently amended and supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as subsequently amended and restated from time to time) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

As permitted by General Instruction G to Schedule TO, this Amendment No. 4 also amends the Schedule 13D, dated September 3, 2014 (the “Original 13D”) as subsequently amended (as amended, the “Amended 13D”), filed by BGC Partners, L.P., a Delaware limited partnership; BGC Holdings, LLC, a Delaware limited liability company; BGC Holdings, L.P., a Delaware limited partnership; BGC GP, LLC, a Delaware limited liability company; BGC Partners, Inc., a Delaware corporation (collectively with BGC Partners, L.P., BGC Holdings, LLC, BGC Holdings, L.P. and BGC GP, LLC, the “BGC Entities”); Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”); CF Group Management, Inc., a New York corporation (“CFGM”); and Howard W. Lutnick (collectively with the BGC Entities, CFLP and CFGM, the “Reporting Persons” and each, a “Reporting Person”).

Except as set forth in this Amendment, the Amended 13D is unmodified.

All capitalized terms used in this Amendment No. 4 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

1	Names of reporting persons. BGC Partners, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. BGC Holdings, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* OO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. BGC Holdings, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. BGC GP, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* OO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. BGC Partners, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* CO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. Cantor Fitzgerald, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. CF Group Management, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4% (1)(2)
14	Type of reporting person* CO

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

1	Names of reporting persons. Howard W. Lutnick
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.4%(1)(2)
14	Type of reporting person* IN

(1)	The information set forth in Items 4, 5 and 6 of the Amended 13D is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.4% beneficial ownership is based on 127,501,200 shares of common stock of GFI Group Inc. reported outstanding as of October 31, 2014 as reported in GFI Group Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 4, 2014.

Items 1 through 9; Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

On December 9, 2014, the Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on December 9, 2014. The Expiration Date of the Offer is extended to 5:00 p.m., New York City time, on January 6, 2015, unless further extended. The Depositary has advised us that, as of 5:00 p.m., New York City time, on December 8, 2014, approximately 12.4 million Shares had been validly tendered pursuant to the Offer and not validly withdrawn, which represent, together with the 17.1 million Shares already owned by the Purchaser, approximately 22.8% of the outstanding Shares.

On December 9, 2014, BGC and the Purchaser issued a press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.

The Offer to Purchase is hereby amended and supplemented as follows:

1. All references to “5:00 p.m., New York City time, on December 9, 2014” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and replaced with “5:00 p.m., New York City time, on January 6, 2015.”

2. Clause (i) of the second full paragraph on the cover page of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“(i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by the Purchaser and its subsidiaries, represents at least 45% of all then outstanding Shares (the “Minimum Tender Condition”),”

3. In the “Summary Term Sheet,” the paragraph under the caption “Why are you making the Offer?” is hereby amended and restated in its entirety to read as follows:

“We are making the Offer because we want to acquire as much equity as is possible (and at least a 45% equity interest) in GFI. Our Offer is available for 100% of the outstanding equity interest in GFI, but the Minimum Tender Condition only requires that there be validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by the Purchaser and its subsidiaries, represents at least 45% of all then outstanding Shares.”

4. In the “Summary Term Sheet,” the first bullet of the first paragraph under the caption “What are the most significant conditions to the Offer?” is hereby amended and restated in its entirety to read as follows:

•	“there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by the Purchaser and its subsidiaries, represents at least 45% of all then outstanding Shares (the “Minimum Tender Condition”);”

5. In the “Summary Term Sheet,” the first sentence of the first paragraph under the caption “What will happen to the Shares that are not tendered in the Offer?” is hereby amended and restated in its entirety to read as follows:

“We are seeking to acquire 100% of the outstanding Shares in the Offer, but, if the Offer is completed, the Minimum Tender Condition will ensure that we have at least 45% of the outstanding Shares.”

6. Under the heading “Introduction,” clause (i) of the second full paragraph is hereby amended and restated in its entirety to read as follows:

“(i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by the Purchaser and its subsidiaries, represents at least 45% of all then outstanding Shares (the “Minimum Tender Condition”),”

7. Under the heading “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations; Credit Facility,” the fifth paragraph is hereby amended and restated in its entirety to read as follows:

“Credit Facility. GFI is party to a credit agreement that provides for a revolving credit facility with maximum borrowings up to $75.0 million. Under the terms of the credit agreement, the successful completion of this Offer—which requires the satisfaction of the Minimum Tender Condition—could lead to a default under GFI’s credit agreement. In anticipation of this consequence, BGC is prepared to advance funds to GFI, on customary market terms, to fully repay the amounts outstanding under such facility upon the closing of this Offer, and BGC has secured funding that is available to fulfill such obligation. According to GFI’s quarterly report for the quarter ended September 30, 2014, as of September 30, 2014, $10.0 million was outstanding under GFI’s revolving credit facility.”

8. Under the heading “The Offer—Section 11—Background of the Offer; Other Transactions with GFI,” the final paragraph is hereby amended and restated in its entirety to read as follows:

“From November 18 through November 30, 2014, counsel for the GFI Special Committee and counsel for BGC exchanged drafts of the tender offer support agreement and met telephonically to discuss the tender offer support agreement to attempt to reach an agreement that the GFI Special Committee would consider a Superior Proposal under the terms of the CME Merger Agreement.”

“On December 2, 2014, GFI issued a press release announcing that GFI and CME had entered into revised definitive agreements to increase the consideration payable to GFI stockholders pursuant to the CME Transaction from $4.55 per Share, payable in CME stock, to $5.25 per Share, payable in a mix of CME common stock and cash.”

9. Under the heading “The Offer—Section 12—Purpose of the Offer; Plans for GFI,” the first sentence of the first paragraph is hereby amended and restated in its entirety to read as follows:

“The purpose of the Offer is to acquire as much equity as is possible (and at least a 45% equity interest) in GFI. The Offer is available for 100% of the outstanding equity interest in GFI, but the Minimum Tender Condition only requires that there be validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by the Purchaser and its subsidiaries, represents at least 45% of all then outstanding Shares.”

10. Clause (i) of the third numbered paragraph on the first page of the Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) is hereby amended and restated as follows:

“(i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by BGC and its subsidiaries, represents at least 45% of all then outstanding Shares (the “Minimum Tender Condition”),”

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(F)	Text of press release issued by BGC Partners, Inc., dated December 9, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2014

BGC PARTNERS, INC.

By:	/s/ Stephen M. Merkel
Name:	Stephen M. Merkel
Title:	Executive Vice President, General Counsel and Secretary

BGC PARTNERS, L.P.

By:	/s/ Stephen M. Merkel
Name:	Stephen M. Merkel
Title:	Executive Vice President, Chief Legal Officer and Secretary

BGC HOLDINGS, LLC

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC HOLDINGS, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC GP, LLC

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, Chief Executive Officer and Director

HOWARD W. LUTNICK

/s/ Howard W. Lutnick

EXHIBIT INDEX

(a)(1)(A)†	Offer to Purchase, dated October 22, 2014.

(a)(1)(B)†	Form of Letter of Transmittal, dated October 22, 2014.

(a)(1)(C)†	Form of Notice of Guaranteed Delivery, dated October 22, 2014.

(a)(1)(D)†	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 22, 2014.

(a)(1)(E)†	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 22, 2014.

(a)(1)(F)†	Form of summary advertisement, dated October 22, 2014.

(a)(5)(A)†	Text of press release issued by BGC Partners, Inc., dated October 22, 2014.

(a)(5)(B)†	Text of press release issued by BGC Partners, Inc., dated November 6, 2014 (incorporated by reference to Exhibit 99.1 of BGC Partners, Inc.’s Current Report on Form 8-K filed with the SEC on November 6, 2014).

(a)(5)(C)†	Text of press release issued by BGC Partners, Inc., dated November 12, 2014.

(a)(5)(D)†	Text of press release issued by BGC Partners, Inc., dated November 19, 2014.

(a)(5)(E)†	Text of press release issued by BGC Partners, Inc., dated November 20, 2014.

(a)(5)(F)	Text of press release issued by BGC Partners, Inc., dated December 9, 2014.

(b)†	Commitment Letter from Morgan Stanley Senior Funding, Inc. to BGC Partners, Inc., dated October 21, 2014.

†	Previously filed